Exhibit 99.2

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Directors	Non-executive Directors
Wan Tao (Chairman)	Xie Zhenglin
Guan Zemin (Vice Chairman, President)	Peng Kun
Du Jun (Vice President, Chief Financial Officer)	Independent Non-executive Directors
Huang Xiangyu (Vice President)	Li Yuanqin
Tang Song
Chen Haifeng
Yang Jun
Gao Song

There are 4 Board committees. The table below sets out the Board committees on which each Board member serves.

Board Committee		Remuneration and Appraisal	Nomination	Strategy
Director	Audit Committee	Committee	Committee	Committee
Wan Tao			M	C
Guan Zemin				VC
Du Jun				M
Huang Xiangyu				M
Xie Zhenglin				M
Peng Kun
Li Yuanqin	C
Tang Song	M	M
Chen Haifeng	M		M
Yang Jun		C	C
Gao Song		M		M

Notes:

C Chairman of the relevant Board committee

VC Vice Chairman of the relevant Board committee

M Member of the relevant Board committee

Shanghai, the PRC, 8 September 2022

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